UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Verenium Corporation

File No. 333-92853 - CF# 27438

_____

      Verenium Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 16, 1999, as amended.

      Based on representations by Verenium Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through October 12, 2016
Exhibit 10.22	through October 12, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel